SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs to the market”

Mexico City, March 20, 2018. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], announces that in today’s meeting, its Board of Directors decided to submit to the Annual Ordinary General Shareholders’ Meeting, to be held during April 2018, the following proposals:

Dividend

To pay a cash dividend of MXP$0.32 (Thirty two peso cents) per share, payable in two installments, to each of the shares of its capital stock series “AA”, “A” and “L” (including the preferred dividend to which series “L” shares are entitled), and subject to adjustments arising from other corporate events, including repurchase or placement of its own shares, that may vary the number of outstanding shares as of the dividend payment dates.

Buyback Program

To allocate an amount equal to MXP$3,000,000,000.00 (Three billion pesos) as its buyback program for the April 2017 – April 2018 period, such amount will include the balance of the buyback program fund as of the date of the upcoming Shareholders’ Meeting. As of today, the buyback program fund has a balance of approximately MXP$2,162 million.

Cancellation of Treasury Shares

To cancel AMX’s treasury shares acquired by AMX as part of its buyback program, except for five billion series “L” treasury shares.

Code of Ethics

In addition to the foregoing, on its February meeting, the Board of Directors approved the new AMX Code of Ethics establishing the ethical principles that regulate AMX's and its subsidiaries' activities, as well as compliance with regulation and corporate governance best practices. The AMX Code of Ethics is available on AMX’s website at www.americamovil.com

Also, the Board of Directors approved the creation of (i) the Ethics Committee that, among other matters, will be responsible for following up the Code of Ethics’ implementation, diffusion and compliance; and (ii) the Sustainability Committee that will define AMX’s sustainability objectives and oversee its implementation.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 20, 2018

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact